3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

May 31, 2019

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:     New Alternatives Fund

1933 Act Registration No. 002-74436

1940 Act Registration No. 811-03287

Ladies and Gentlemen:

I am writing to you on behalf of my client, New Alternatives Fund (the “Fund”). This letter is being filed with the U. S. Securities and Exchange Commission (the “Commission”) to respond to verbal comments provided by the Commission’s staff (the “Staff”) on its review of the Fund’s Form N-CSR for the fiscal year ended December 31, 2018. The Staff’s review was made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

On Wednesday, May 1, 2019, the Fund received verbal comments on its Form N-CSR, including its annual report to shareholders, from Christina DiAngelo Fettig, Senior Staff Accountant of the Division of Investment Management, Disclosure Review Office. Ms. DiAngelo Fettig’s comments are in italics with the Fund’s response below each comment.

1.        The Staff noted that on page 4 of the annual report, under the “Management’s Commentary and Discussion of Financial Performance,” in the section entitled “Income from Dividends and Interest,” Fund Management made the statement “and the re-characterization of payments from a number of the Fund’s investments as Returns of Capital.” The Staff further noted that there were no notes or schedules in the annual report dealing with a return of capital by the Fund to its shareholders.

I confirmed with Fund Management that there was no return of capital made to Fund shareholders for the fiscal year ended December 31, 2018. No additional notes or schedules concerning a return of capital to shareholders were required.

Philadelphia Washington, D.C. Los Angeles New York Pittsburgh Detroit
Berwyn Harrisburg Orange County Princeton Rochester Silicon Valley Wilmington

www.pepperlaw.com

U. S. Securities and Exchange Commission

May 31, 2019

This language is referring to the fact that in recent years, some of the distributions received by the Fund from its portfolio holdings have needed to be reclassified from income or gain to a return of capital. Certain securities held by the Fund in its portfolio, such as yieldcos, master limited partnerships and REITs, frequently distribute dividends which they subsequently reclassify as a return of capital. Any such return of capital is not paid out to shareholders in the Fund; such return of capital payments reduces the cost basis of the applicable portfolio investments in the Fund. Fund Management and the Fund’s accounting agent, BNY Mellon Asset Servicing (US) Inc., have been monitoring such payments to make sure that the Fund’s accounting records are updated as to the nature of a payment received from an issuer. If such a discussion occurs in any future shareholder letter, the Fund will clarify that the return of capital occurs at the portfolio security level and not at the Fund distribution level.

2.        The Staff noted that the Fund held master limited partnerships in its portfolio. The Staff, noting a tax law requirement that qualified publicly-traded partnerships in the aggregate be 25% or less of the Fund’s total assets, inquired as to what percentage of the Fund’s total assets were represented by master limited partnerships as of December 31, 2018? In addition, the Staff requested that the Fund designate on its Schedule of Investments in future financial reports which assets were master limited partnerships.

Fund Management has informed me that they are aware of the 25% asset limitation on master limited partnerships. The Fund’s accounting agent, BNY Mellon Asset Servicing (US) Inc., monitors this 25% limitation. Fund Management further informed me that as of December 31, 2018, the Fund only had one master limited partnership in its investment portfolio. This security was Brookfield Renewable Partners LP. This master limited partnership represented 4.8% of the Fund’s total assets as of December 31, 2018. Fund Management will designate its master limited partnerships in future financial reports.

3.        The Staff requested that we review the Fund’s response to Item 4(e)(2)(c) of Form N-CSR for the fiscal year ended December 31, 2018.

The response to Item 4(e)(2)(c) will be corrected to “-0-” from “100%” in future filings, as applicable.

I believe that this resolves all of the comments that were raised in my conversations with Ms. DiAngelo Fettig from the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:        David J. Schoenwald

Christina DiAngelo Fettig – SEC